Filed by Southwestern Energy Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company
SEC File No.: 001-08246
Date: February 22, 2024

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FOURTH QUARTER AND FULL YEAR 2023 RESULTS

SPRING, Texas – February 22, 2024 – Southwestern Energy Company (NYSE: SWN) (the “Company” or “Southwestern Energy”) today announced financial and operating results for the fourth quarter and full-year 2023.

2023 Highlights

•	Generated $2.5 billion net cash provided by operating activities, $1.6 billion net income and $744 million adjusted net income (non-GAAP)

-	Adjusted EBITDA (non-GAAP) of $2.4 billion and free cash flow (non-GAAP) of $142 million

•	Ended the year with total debt of $4.0 billion, including the impacts of working capital

•	Produced 1.7 Tcfe, or 4.6 Bcfe per day, including 3.9 Bcf per day of natural gas and 105 MBbls per day of liquids

•	Invested $2.1 billion of capital and placed 132 wells to sales, including 67 in Appalachia and 65 in Haynesville

2023 Fourth Quarter and Full Year Results

FINANCIAL STATISTICS

	For the three months ended		For the years ended
	December 31,		December 31,
(in millions)	2023	2022	2023	2022
Net income (loss)	$(658)	$2,901	$1,557	$1,849
Adjusted net income (non-GAAP)	$192	$287	$744	$1,479
Diluted earnings (loss) per share	$(0.60)	$2.63	$1.41	$1.66
Adjusted diluted earnings per share (non-GAAP)	$0.17	$0.26	$0.67	$1.33
Adjusted EBITDA (non-GAAP)	$611	$732	$2,407	$3,283
Net cash provided by operating activities	$477	$958	$2,516	$3,154
Net cash flow (non-GAAP)	$579	$677	$2,273	$3,057
Total capital investments (1)	$417	$537	$2,131	$2,209
Free cash flow (non-GAAP)	$162	$140	$142	$848

(1)	Capital investments on the cash flow statement include an increase of $78 million and an increase of $44 million for the three months ended December 31, 2023 and 2022, respectively, and a decrease of $44 million and an increase of $88 million for the years ended December 31, 2023 and 2022, respectively, relating to the change in accrued expenditures between periods.

Fourth Quarter 2023 Financial Results

For the quarter ended December 31, 2023, Southwestern Energy recorded a net loss of $658 million, or ($0.60) per diluted share. Adjusting for the impact of the Company’s full cost ceiling test impairment, gain on unsettled derivatives, and other one-time items, adjusted net income (non-GAAP) was $192 million, or $0.17 per diluted share, and adjusted EBITDA (non-GAAP) was $611 million. Net cash provided by operating activities was $477 million, net cash flow (non-GAAP) was $579 million, and free cash flow (non-GAAP) was $162 million.

As indicated in the table below, fourth quarter 2023 weighted average realized price, including $0.26 per Mcfe of transportation expenses, was $2.51 per Mcfe, excluding the impact of derivatives. Including derivatives, the weighted average realized price for the quarter decreased 5% from $2.88 per Mcfe in 2022 to $2.75 per Mcfe in 2023 primarily due to lower commodity prices, including a 54% decrease in NYMEX and a 5% decrease in WTI, partially offset by the impact of settled derivatives. Fourth quarter 2023 weighted average realized price before transportation expense and excluding derivatives was $2.77 per Mcfe.

Full Year 2023 Financial Results

For the year ended December 31, 2023, the Company recorded net income of $1,557 million, or $1.41 per diluted share. Adjusting for the impact of the Company’s full cost ceiling test impairment, gain on unsettled derivatives, and other one-time items, adjusted net income (non-GAAP) was $744 million, or $0.67 per diluted share, and adjusted EBITDA (non-GAAP) was $2,407 million. Net cash provided by operating activities was $2,516 million, net cash flow (non-GAAP) was $2,273 million, and free cash flow (non-GAAP) was $142 million.

In 2023, the Company primarily utilized free cash flow generated and proceeds from non-core asset divestitures to reduce its debt balance. As of December 31, 2023, Southwestern Energy had total debt of $4.0 billion and net debt to adjusted EBITDA (non-GAAP) of 1.6x. This compares to total debt of $4.4 billion as of December 31, 2022. At the end of 2023, the Company had $220 million of borrowings under its revolving credit facility and no outstanding letters of credit.

As indicated in the table below, for the full year 2023, weighted average realized price, including $0.26 per Mcfe of transportation expenses, was $2.46 per Mcfe, excluding the impact of derivatives. Including derivatives, the weighted average realized price for the quarter was down 13% from $3.06 per Mcfe in 2022 to $2.67 per Mcfe in 2023 primarily due to lower commodity prices, including a 59% decrease in NYMEX and an 18% decrease in WTI, partially offset by the impact of settled derivatives. In 2023, the weighted average realized price before transportation expense and excluding derivatives was $2.72 per Mcfe.

Realized Prices

(includes transportation costs)

	For the three months ended		For the years ended
	December 31,		December 31,
	2023	2022	2023	2022
Natural Gas Price:
NYMEX Henry Hub price ($/MMBtu) (1)	$2.88	$6.26	$2.74	$6.64
Discount to NYMEX (2)	(0.74)	(0.79)	(0.63)	(0.66)
Average realized gas price, excluding derivatives ($/Mcf)	$2.14	$5.47	$2.11	$5.98
Gain on settled financial basis derivatives ($/Mcf)	0.09	0.17	0.03	0.08
Gain (loss) on settled commodity derivatives ($/Mcf)	0.20	(2.98)	0.22	(3.27)
Average realized gas price, including derivatives ($/Mcf)	$2.43	$2.66	$2.36	$2.79
Oil Price:
WTI oil price ($/Bbl) (3)	$78.32	$82.65	$77.62	$94.23
Discount to WTI (4)	(10.77)	(7.71)	(10.78)	(7.28)
Average realized oil price, excluding derivatives ($/Bbl)	$67.55	$74.94	$66.84	$86.95
Average realized oil price, including derivatives ($/Bbl)	$57.21	$46.15	$57.21	$50.83
NGL Price:
Average realized NGL price, excluding derivatives ($/Bbl)	$21.96	$25.52	$21.38	$34.35
Average realized NGL price, including derivatives ($/Bbl)	$23.00	$23.40	$22.46	$26.52
Percentage of WTI, excluding derivatives	28%	31%	28%	36%
Total Weighted Average Realized Price:
Excluding derivatives ($/Mcfe)	$2.51	$5.45	$2.46	$6.10
Including derivatives ($/Mcfe)	$2.75	$2.88	$2.67	$3.06

(1)	Based on last day settlement prices from monthly futures contracts.

(2)	This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis hedges.

(3)	Based on the average daily settlement price of the nearby month futures contract over the period.

(4)	This discount primarily includes location and quality adjustments.

Operational Results

Total production for the quarter ended December 31, 2023 was 410 Bcfe, comprised of 86% natural gas, 12% NGLs and 2% oil. Production totaled 1.7 Tcfe for the year ended December 31, 2023.

Capital investments in the fourth quarter of 2023 were $417 million, bringing full year capital investment to $2,131 million. The Company brought 132 wells to sales, drilled 110 wells and completed 124 wells during the year.

	For the three months ended		For the years ended
	December 31,		December 31,
	2023	2022	2023	2022
Production
Gas production (Bcf)	352	372	1,438	1,520
Oil production (MBbls)	1,433	1,187	5,602	4,993
NGL production (MBbls)	8,144	8,001	32,859	30,446
Total production (Bcfe)	410	427	1,669	1,733

Average unit costs per Mcfe
Lease operating expenses (1)	$1.09	$1.00	$1.05	$0.98
General & administrative expenses (2)	$0.10	$0.10	$0.10	$0.09
Taxes, other than income taxes	$0.13	$0.16	$0.15	$0.15
Full cost pool amortization	$0.79	$0.72	$0.77	$0.67

(1)	Includes post-production costs such as gathering, processing, fractionation and compression.

(2)	Excludes $27 million in merger-related expenses for the year ended December 31, 2022.

Appalachia – In the fourth quarter, total production was 264 Bcfe, with NGL production of 88 MBbls per day and oil production of 15 MBbls per day. The Company drilled 9 wells, completed 5 wells, and placed 11 wells to sales with an average lateral length of 13,514 feet.

In 2023, Appalachia’s total production was 1.0 Tcfe, including 105 MBbls per day of liquids. During 2023, the Company drilled 60 wells, completed 63 wells, and placed 67 wells to sales, with an average lateral length of 15,978 feet. At year-end, the Company had 17 drilled but uncompleted wells in Appalachia.

Haynesville – In the fourth quarter, total production was 146 Bcf. There were 8 wells drilled, 12 wells completed, and 12 wells placed to sales in the quarter with an average lateral length of 8,739 feet.

Production for the year was 635 Bcf in Haynesville. The Company drilled 50 wells, completed 61 wells, and brought 65 wells to sales, with an average lateral length of 8,532 feet. The Company had 13 drilled but uncompleted wells at year-end in Haynesville.

E&P Division Results

	For the three months ended December 31, 2023		For the year ended December 31, 2023
	Appalachia	Haynesville	Appalachia	Haynesville
Gas production (Bcf)	206	146	803	635
Liquids production
Oil (MBbls)	1,422	9	5,568	30
NGL (MBbls)	8,141	2	32,848	9
Production (Bcfe)	264	146	1,034	635

Capital investments ($ in millions)
Drilling and completions, including workovers	$107	$215	$726	$1,053
Land acquisition and other	15	3	89	8
Capitalized interest and expense	32	19	123	77
Total capital investments	$154	$237	$938	$1,138

Gross operated well activity summary
Drilled	9	8	60	50
Completed	5	12	63	61
Wells to sales	11	12	67	65

Total weighted average realized price per Mcfe, excluding derivatives	$2.47	$2.58	$2.46	$2.46

Wells to sales summary

	For the three months ended December 31, 2023		For the year ended December 31, 2023
	Gross wells to sales	Average lateral length	Gross wells to sales	Average lateral length
Appalachia
Super Rich Marcellus	2	15,543	30	16,096
Rich Marcellus	3	9,677	16	14,223
Dry Gas Utica	—	—	5	17,769
Utica Condensate	3	20,962	3	20,962
Dry Gas Marcellus	3	8,551	13	16,028
Haynesville	12	8,739	65	8,532
Total	23		132

2023 Proved Reserves

The Company reported total proved reserves of 19.7 Tcfe at year-end 2023, down from 21.6 Tcfe at year-end 2022, primarily due to downward price revisions.

The after-tax PV-10 (standardized measure) of the Company’s reserves was $7.3 billion. The PV-10 value before the impact of taxes (non-GAAP) was $7.8 billion, including $6.5 billion from Appalachia and $1.3 billion from Haynesville. SEC prices used for the Company’s reported 2023 reserves were $2.64 per Mcf NYMEX Henry Hub, $78.22 per Bbl WTI, and $21.38 per Bbl NGLs.

Proved Reserves Summary

	For the years ended December 31,
	2023	2022
Proved reserves (in Bcfe)	19,660	21,625

PV-10: (in millions)
Pre-tax	$7,796	$46,435
PV of taxes	(483)	(8,847)
After-tax (in millions)	$7,313	$37,588

Percent of estimated proved reserves that are:
Natural gas	78%	80%
NGLs and oil	22%	20%
Proved developed	59%	56%

2023 Proved Reserves by Division (Bcfe)

	Appalachia	Haynesville	Total
Proved reserves, beginning of year	15,666	5,959	21,625
Price revisions	(570)	(1,277)	(1,847)

Performance revisions	246	(70)	176
Infill revisions	1,200	34	1,234
Changes in development plan	(1,257)	(278)	(1,535)
Performance and production revisions	189	(314)	(125)

Extensions, discoveries and other additions	783	1,243	2,026
Production	(1,034)	(635)	(1,669)
Acquisition of reserves in place	—	—	—
Disposition of reserves in place	(349)	(1)	(350)
Proved reserves, end of year	14,685	4,975	19,660

The Company reported 2023 proved developed finding and development (“PD F&D”) costs of $0.91 per Mcfe when excluding the impact of capitalized interest and portions of capitalized general & administrative costs in accordance with the full cost method of accounting. The 2023 PD F&D for Appalachia was $0.66 per Mcfe and Haynesville was $1.27 per Mcfe.

12 Months Ended December 31,
Proved Developed Finding and Development (1)	2023
Total PD Adds (Bcfe):
New PD adds	80
PUD conversions	1,959
Total PD Adds	2,039

Costs Incurred (in millions):
Unproved property acquisition costs	$184
Exploration costs	—
Development costs	1,939
Capitalized Costs Incurred	$2,123

Subtract (in millions):
Proved property acquisition costs	$—
Unproved property acquisition costs	(184)
Capitalized interest and expense associated with development and exploration (2)	(85)
PD Costs Incurred	$1,855

PD F&D (PD Cost Incurred / Total PD Adds)	$0.91

Note: Amounts may not add due to rounding

(1)	Includes Appalachia and Haynesville.

(2)	Adjusting for the impacts of the full cost accounting method for comparability.

Guidance

Due to the pending merger with Chesapeake Energy Corporation, Southwestern Energy has discontinued providing guidance. Accordingly, investors are cautioned not to rely on historical forward-looking statements as those forward-looking statements were the estimates of management only as of the date provided and were subject to the specific risks and uncertainties that accompanied such forward-looking statements.

Conference Call

Due to the pending merger with Chesapeake Energy Corporation (“Chesapeake”), Southwestern Energy will not host a conference call or webcast to discuss its fourth quarter and full year 2023 results.

About Southwestern Energy

Southwestern Energy Company (NYSE: SWN) is a leading U.S. producer and marketer of natural gas and natural gas liquids focused on responsibly developing large-scale energy assets in the nation’s most prolific shale gas basins. SWN’s returns-driven strategy strives to create sustainable value for its stakeholders by leveraging its scale, financial strength and operational execution. For additional information, please visit www.swn.com and www.swncrreport.com.

Investor Contact

Brittany Raiford

Vice President, Investor Relations

(832) 796-7906

brittany_raiford@swn.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements are based on current expectations. The words “anticipate,” “intend,” “plan,” “project,” “estimate,” “continue,” “potential,” “should,” “could,” “may,” “will,” “objective,” “guidance,” “outlook,” “effort,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “forecast,” “model,” “target”, “seek”, “strive,” “would,” “approximate,” and similar words are intended to identify forward-looking statements. Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, the expectations of plans, business strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop reserves, drilling plans and programs (including the number of rigs and frac crews to be used), estimated reserves and inventory duration, projected production and sales volume and growth rates, projected commodity prices, basis and average differential, impact of commodity prices on our business, projected average well costs, generation of free cash flow, our return of capital strategy, including the amount and timing of any redemptions, repayments or repurchases of our common stock, outstanding debt securities or other debt instruments, leverage targets, our ability to maintain or improve our credit ratings, leverage levels and financial profile, our hedging strategy, our environmental, social and governance (ESG) initiatives and our ability to achieve anticipated results of such initiatives, expected benefits from acquisitions, potential acquisitions and strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits of any such transactions or other initiatives and statements regarding the proposed transaction between Southwestern Energy and Chesapeake. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events. All forward-looking statements speak only as of the date of this news release. The estimates and assumptions upon which forward-looking statements are based are inherently uncertain and involve a number of risks that are beyond our control. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein.

Factors that could cause our actual results to differ materially from those indicated in any forward-looking statement are subject to all of the risks and uncertainties incident to the exploration for and the development, production, gathering and sale of natural gas, NGLs and oil, most of which are difficult to predict and many of which are beyond our control, as well as all of the risks and uncertainties associated with the proposed transaction between the Company and Chesapeake. These risks include, but are not limited to, commodity price volatility, inflation, the costs and results of drilling and operations, lack of availability of drilling and production equipment and services, the ability to add proved reserves in the future, environmental risks, drilling and other operating risks, legislative and regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, the quality of technical data, cash flow and access to capital, the timing of development expenditures, a change in our credit rating, an increase in interest rates, our ability to increase commitments under our revolving credit facility, our hedging and other financial contracts, our ability to maintain leases that may expire if production is not established or profitably maintained, our ability to transport our production to the most favorable markets or at all, any increase in severance or similar taxes, the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally, the effects of weather or power outages, increased competition, the financial impact of accounting regulations and critical accounting policies, the comparative cost of alternative fuels, credit risk relating to the risk of loss as a result of non-performance by our counterparties, impacts of world health events, including the COVID-19 pandemic, cybersecurity risks, geopolitical and business conditions in key regions of the world, our ability to realize the expected benefits from acquisitions and strategic transactions, our ability to achieve our GHG emission reduction goals and the costs associated therewith, the risk that the Company’s and Chesapeake’s businesses will not be integrated successfully, the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected, the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect, the possibility that stockholders of Chesapeake may not approve the issuance of new shares of Chesapeake common stock in the proposed transaction or that stockholders of Chesapeake or stockholders of the Company may not approve the proposed transaction, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction, the risk the parties do not receive regulatory approval of the proposed transaction, the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement, the risk that changes in Chesapeake’s capital structure and governance could have adverse effects on the market value of its securities, the ability of the Company and Chesapeake to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company’s and Chesapeake’s operating results and business generally, the risk the proposed transaction could distract management from ongoing business operations or cause the Company and/or Chesapeake to incur substantial costs, the risk of any litigation relating to the proposed transaction, the risk that Chesapeake may be unable to reduce expenses or access financing or liquidity, and any other factors described or referenced under Item 7. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and under Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2023.

We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as required by applicable law. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Important Additional Information Regarding the Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction between Southwestern and Chesapeake, Chesapeake intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Chesapeake’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of Chesapeake and joint proxy statement of Southwestern and Chesapeake (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY SOUTHWESTERN AND CHESAPEAKE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHWESTERN AND CHESAPEAKE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to stockholders of Southwestern and stockholders of Chesapeake as of the record date. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Southwestern and Chesapeake with the SEC (when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Southwestern, including the joint proxy statement/prospectus (when available), will be available free of charge from Southwestern’s website at www.swn.com under the “Investors” tab. Copies of documents filed with the SEC by Chesapeake, including the joint proxy statement/prospectus (when available), will be available free of charge from Chesapeake’s website at www.chk.com under the “Investors” tab.

Participants in the Solicitation

Southwestern and certain of its directors, executive officers and other members of management and employees, Chesapeake, and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Southwestern’s stockholders and the solicitation of proxies from Chesapeake’s stockholders, in each case with respect to the proposed transaction. Information about Southwestern’s directors and executive officers is available in Southwestern’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 23, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Chesapeake’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 22, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 28, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Southwestern, stockholders of Chesapeake, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended		For the years ended
	December 31,		December 31,
(in millions, except share/per share amounts)	2023	2022	2023	2022
Operating Revenues:
Gas sales	$766	$2,040	$3,089	$9,101
Oil sales	98	90	379	439
NGL sales	179	204	702	1,046
Marketing	648	1,048	2,355	4,419
Other	1	(2)	(3)	(3)
	1,692	3,380	6,522	15,002
Operating Costs and Expenses:
Marketing purchases	638	1,026	2,331	4,392
Operating expenses	437	410	1,717	1,616
General and administrative expenses	54	50	187	170
Merger-related expenses	—	—	—	27
Depreciation, depletion and amortization	328	313	1,307	1,174
Impairments	1,710	—	1,710	—
Taxes, other than income taxes	55	71	244	269
	3,222	1,870	7,496	7,648
Operating Income (Loss)	(1,530)	1,510	(974)	7,354
Interest Expense:
Interest on debt	62	74	246	292
Other interest charges	2	3	11	13
Interest capitalized	(28)	(32)	(115)	(121)
	36	45	142	184

Gain (Loss) on Derivatives	622	1,450	2,433	(5,259)
Loss on Early Extinguishment of Debt	—	(8)	(19)	(14)
Other Income, Net	1	4	2	3

Income (Loss) Before Income Taxes	(943)	2,911	1,300	1,900
Provision (Benefit) for Income Taxes:
Current	(5)	10	(5)	51
Deferred	(280)	—	(252)	—
	(285)	10	(257)	51
Net Income (Loss)	$(658)	$2,901	$1,557	$1,849

Earnings (Loss) Per Common Share
Basic	$(0.60)	$2.63	$1.41	$1.67
Diluted	$(0.60)	$2.63	$1.41	$1.66

Weighted Average Common Shares Outstanding:
Basic	1,101,231,113	1,101,245,262	1,100,980,199	1,110,564,839
Diluted	1,101,231,113	1,103,844,154	1,103,406,255	1,113,184,254

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2023	December 31, 2022
	(in millions, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$21	$50
Accounts receivable, net	680	1,401
Derivative assets	614	145
Other current assets	100	68
Total current assets	1,415	1,664
Natural gas and oil properties, using the full cost method	37,772	35,763
Other	566	527
Less: Accumulated depreciation, depletion and amortization	(28,425)	(25,387)
Total property and equipment, net	9,913	10,903
Operating lease assets	154	177
Long-term derivative assets	175	72
Deferred tax assets	238	—
Other long-term assets	96	110
Total long-term assets	663	359
TOTAL ASSETS	$11,991	$12,926
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,384	$1,835
Taxes payable	128	136
Interest payable	77	86
Derivative liabilities	79	1,317
Current operating lease liabilities	44	42
Other current liabilities	17	65
Total current liabilities	1,729	3,481
Long-term debt	3,947	4,392
Long-term operating lease liabilities	107	133
Long-term derivative liabilities	100	378
Other long-term liabilities	220	218
Total long-term liabilities	4,374	5,121
Commitments and contingencies
Equity:
Common stock, $0.01 par value; 2,500,000,000 shares authorized; issued 1,163,077,745 shares as of December 31, 2023 and 1,161,545,588 as of December 31, 2022	12	12
Additional paid-in capital	7,188	7,172
Accumulated deficit	(982)	(2,539)
Accumulated other comprehensive income (loss)	(3)	6
Common stock in treasury, 61,614,693 shares as of December 31, 2023 and as of December 31, 2022	(327)	(327)
Total equity	5,888	4,324
TOTAL LIABILITIES AND EQUITY	$11,991	$12,926

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the years ended
	December 31,
(in millions)	2023	2022
Cash Flows From Operating Activities:
Net income	$1,557	$1,849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,307	1,174
Amortization of debt issuance costs	7	11
Impairments	1,710	—
Deferred income taxes	(252)	—
Gain on derivatives, unsettled	(2,088)	(24)
Stock-based compensation	9	4
Loss on early extinguishment of debt	19	14
Other	4	2
Change in assets and liabilities:
Accounts receivable	721	(240)
Accounts payable	(375)	390
Taxes payable	(8)	43
Interest payable	(5)	4
Inventories	(27)	2
Other assets and liabilities	(63)	(75)
Net cash provided by operating activities	2,516	3,154

Cash Flows From Investing Activities:
Capital investments	(2,170)	(2,115)
Proceeds from sale of property and equipment	123	72
Net cash used in investing activities	(2,047)	(2,043)

Cash Flows From Financing Activities:
Payments on current portion of long-term debt	—	(210)
Payments on long-term debt	(437)	(612)
Payments on revolving credit facility	(4,718)	(12,071)
Borrowings under revolving credit facility	4,688	11,861
Change in bank drafts outstanding	(27)	79
Proceeds from exercise of common stock options	—	7
Debt issuance and other financing costs	—	(14)
Purchase of treasury stock	—	(125)
Cash paid for tax withholding	(4)	(4)
Net cash used in financing activities	(498)	(1,089)

Increase (decrease) in cash and cash equivalents	(29)	22
Cash and cash equivalents at beginning of year	50	28
Cash and cash equivalents at end of year	$21	$50

Hedging Summary

A detailed breakdown of the Company’s derivative financial instruments and financial basis positions as of February 20, 2024, including 2024 derivative contracts that have settled, is shown below. Please refer to our annual report on Form 10-K to be filed with the Securities and Exchange Commission for complete information on the Company’s commodity, basis and interest rate protection.

		Weighted Average Price per MMBtu
	Volume (Bcf)	Swaps	Sold Puts	Purchased Puts	Sold Calls
Natural gas
2024
Fixed price swaps	528	$3.54	$—	$—	$—
Two-way costless collars	44	—	—	3.07	3.53
Three-way costless collars	88	—	2.47	3.20	4.09
Total	660
2025
Two-way costless collars	73	$—	$—	$3.50	$5.40
Three-way costless collars	161	—	2.59	3.66	5.88
Total	234

	Volume	Weighted Average Strike Price
Call Options – Natural Gas (Net)	(Bcf)	($/MMBtu)
2024	82	$6.56
2025	73	$7.00
2026	73	$7.00
Total	228

	Volume	Basis Differential
Natural gas financial basis positions	(Bcf)	($/MMBtu)
2024
Dominion South	46	$(0.71)
TCO	36	$(0.74)
TETCO M3	30	(0.71)
Total	112	$(0.72)
2025
Dominion South	9	$(0.64)

		Weighted Average Price per Bbl
	Volume (MBbls)	Swaps	Sold Puts	Purchased Puts	Sold Calls
Oil
2024
Fixed price swaps	1,571	$71.06	$—	$—	$—
Two-way costless collars	512	—	—	70.00	85.63
Three-way costless collars	92	—	65.00	75.00	93.10
Total	2,175
2025
Fixed price swaps	41	$77.66	$—	$—	$—
Three-way costless collars	1,002		60.00	70.00	94.64
Total	1,043
Ethane
2024
Fixed price swaps	6,237	$10.18	$—	$—	$—
2025
Fixed price swaps	1,095	$10.27	$—	$—	$—
Propane
2024
Fixed price swaps	5,683	$31.85	$—	$—	$—
2025
Fixed price swaps	976	$29.74	$—	$—	$—
Normal Butane
2024
Fixed price swaps	1,320	$39.44	$—	$—	$—
2025
Fixed price swaps	548	$35.28	$—	$—	$—
Natural Gasoline
2024
Fixed price swaps	1,502	$61.51	$—	$—	$—
2025
Fixed price swaps	730	$56.44	$—	$—	$—

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company’s ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Another such non-GAAP financial measure is pre-tax PV-10. Management believes that the presentation of PV-10 is relevant and useful to our investors as supplemental disclosure to the standardized measure of discounted future cash flows (“standardized measure”), or after-tax PV-10 amount, because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account future corporate income taxes and our current tax structure. While the standardized measure is dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. Because of this, PV-10 can be used within the industry and by creditors and securities analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis. The difference between the standardized measure and the PV-10 amount is the discounted amount of estimated future income taxes.

Additional non-GAAP financial measures the Company may present from time to time are free cash flow, net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company’s position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended December 31,		12 Months Ended December 31,
	2023	2022	2023	2022
	(in millions)
Adjusted net income:
Net income (loss)	$(658)	$2,901	$1,557	$1,849
Add back (deduct):
Merger-related expenses	—	—	—	27
Impairments	1,710	—	1,710	—
Gain on unsettled derivatives (1)	(526)	(2,548)	(2,088)	(24)
Loss on early extinguishment of debt	—	8	19	14
Other loss (2)	7	3	17	4
Adjustments due to discrete tax items (3)	(74)	(660)	(547)	(386)
Tax impact on adjustments	(267)	583	76	(5)
Adjusted net income	$192	$287	$744	$1,479

(1)	Includes ($1) million and ($7) million of non-performance risk adjustment for the three months ended December 31, 2023 and 2022, respectively, and $5 million non-performance risk adjustment for the twelve months ended December 31, 2023.

(2)	Includes $3 million and $10 million of development costs for our enterprise resource technology for the three and twelve months ended December 31, 2023.

(3)	The Company’s 2023 income tax rate is 22.4% before the impacts of any valuation allowance.

	3 Months Ended December 31,		12 Months Ended December 31,
	2023	2022	2023	2022
Adjusted diluted earnings per share:
Diluted earnings (loss) per share	$(0.60)	$2.63	$1.41	$1.66
Add back (deduct):
Merger-related expenses	—	—	—	0.02
Impairments	1.55	—	1.55	—
(Gain) on unsettled derivatives (1)	(0.48)	(2.31)	(1.89)	(0.02)
Loss on early extinguishment of debt	—	0.01	0.02	0.01
Other loss (2)	0.01	0.00	0.01	0.01
Adjustments due to discrete tax items (3)	(0.07)	(0.60)	(0.51)	(0.34)
Tax impact on adjustments	(0.24)	0.53	0.08	(0.01)
Adjusted diluted earnings per share	$0.17	$0.26	$0.67	$1.33

(1)	Includes ($1) million and ($7) million of non-performance risk adjustment for the three months ended December 31, 2023 and 2022, respectively, and $5 million non-performance risk adjustment for the twelve months ended December 31, 2023.

(2)	Includes $3 million and $10 million of development costs for our enterprise resource technology for the three and twelve months ended December 31, 2023.

(3)	The Company’s 2023 income tax rate is 22.4% before the impacts of any valuation allowance.

	3 Months Ended December 31,		12 Months Ended December 31,
	2023	2022	2023	2022
	(in millions)
Net cash flow:
Net cash provided by operating activities	$477	$958	$2,516	$3,154
Add back (deduct):
Changes in operating assets and liabilities	102	(281)	(243)	(124)
Merger-related expenses	—	—	—	27
Net cash flow	$579	$677	$2,273	$3,057

	3 Months Ended December 31,		12 Months Ended December 31,
	2023	2022	2023	2022
	(in millions)
Free cash flow:
Net cash flow	$579	$677	$2,273	$3,057
Subtract:
Total capital investments	(417)	(537)	(2,131)	(2,209)
Free cash flow	$162	$140	$142	$848

	3 Months Ended December 31,		12 Months Ended December 31,
	2023	2022	2023	2022
	(in millions)
Adjusted EBITDA:
Net income (loss)	$(658)	$2,901	$1,557	$1,849
Add back (deduct):
Interest expense	36	45	142	184
Provision (benefit) for income taxes	(285)	10	(257)	51
Depreciation, depletion and amortization	328	313	1,307	1,174
Merger-related expenses	—	—	—	27
Impairments	1,710	—	1,710	—
Gain on unsettled derivatives (1)	(526)	(2,548)	(2,088)	(24)
Loss on early extinguishment of debt	—	8	19	14
Other (gain) loss	4	3	8	4
Stock-based compensation expense	2	—	9	4
Adjusted EBITDA	$611	$732	$2,407	$3,283

(1)	Includes ($1) million and ($7) million of non-performance risk adjustment for the three months ended December 31, 2023 and 2022, respectively, and $5 million non-performance risk adjustment for the twelve months ended December 31, 2023.

December 31, 2023
(in millions)
Net debt:
Total debt (1)	$3,963
Subtract:
Cash and cash equivalents	(21)
Net debt	$3,942

(1)	Does not include $16 million of unamortized debt premium/discount and issuance expense.

	December 31, 2023
	(in millions)
Net debt to adjusted EBITDA:
Net debt	$3,942
Adjusted EBITDA	$2,407
Net debt to adjusted EBITDA	1.6	x

December 31, 2023
(in millions)
Pre-tax PV-10:
PV-10 (standardized measure)	$7,313
Add back:
Present value of taxes	483
Pre-tax PV-10	$7,796